UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company)

ACCELERON PHARMA INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Common Stock)

Rita Karachun

President

Acceleron Pharma Inc.

128 Sidney Street

Cambridge, Massachusetts 02139

(617) 649-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher D. Comeau

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Acceleron Pharma Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase any and all of the Company’s outstanding common stock, $0.001 par value per share (the “Shares”), in exchange for $180.00 per Share, net to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 12, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the subsection entitled “Cautionary Note Regarding Forward-Looking Statements” included in such Item 8:

“Final Results of the Offer and Completion of the Merger

“The Offer and related withdrawal rights expired at 5:00 p.m., Eastern Time, on November 19, 2021 (such date and time, the “Expiration Time”). The depository has advised that, as of the Expiration Time, 38,752,614 Shares had been validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the depository and not properly withdrawn pursuant to the Offer, representing approximately 63.3% of the Shares outstanding as of such time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted, and has stated that it will pay for such Shares as promptly as practicable after the Expiration Time in accordance with the terms of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of the Company. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding (other than (i) Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time or (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) were converted into the right to receive an amount in cash equal to the Offer Price, without interest, and less any applicable tax withholding. The Shares are expected to cease to trade on the Nasdaq Global Market (“Nasdaq”) prior to the opening of business on November 22, 2021, and will be delisted from Nasdaq and deregistered under the Exchange Act.

On November 19, 2021, Merck issued a press release announcing the expiration of the Offer, and on November 22, 2021, Merck issued a press release announcing the consummation of the Merger. The full text of the press releases announcing the expiration of the Offer and the consummation of the Merger are attached as Exhibits (a)(5)(K) and (a)(5)(L) to the Schedule 14D-9, respectively, and are incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(K)	Press release issued by Merck & Co., Inc., dated November 19, 2021.

(a)(5)(L)	Press release issued by Merck & Co., Inc., dated November 22, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021	ACCELERON PHARMA INC.

	By:	/s/ Rita Karachun
	Name:	Rita Karachun
	Title:	President